Filed by optionsXpress Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: optionsXpress Holdings, Inc.
Commission File No.: 001-32419
OPTIONSXPRESS TO MERGE WITH CHARLES SCHWAB
FAQ for optionsXpress Customers
Q1. Why is optionsXpress merging with Schwab?
Both optionsXpress and Schwab want to bring optionsXpress’ expertise in options and futures to the millions of Schwab customers, and the breadth of Schwab’s products to optionsXpress customers. After the merger is completed, likely in second half of the year, optionsXpress will be the “Center of Excellence” for options, futures, and forex trading for the combined organization, complementing and accelerating Schwab’s current strategy of building a “best-in-class” experience for active investors. Our partnership with Schwab will bring you direct access to many exciting Schwab products, including Schwab’s investing, brokerage, and banking services.
Q2. I chose optionsXpress for its options and futures capabilities and powerful, easy-to-use technology — will this be lost?
No — we will continue to innovate and deliver the best trading experience we can. In fact, Schwab plans on making optionsXpress their “Center of Excellence” for options and futures trading for all of its customers. Chuck wants you to talk to optionsXpress, when you want to talk options and futures. In addition to innovations like our new All-in-One trade ticket (that, by the way, Barron’s called a “model for the industry”)* we have more exciting news planned for this spring.
Q3. Will I still get the same trade execution, price improvement, low fees and commissions?
Yes. We intend to offer you all of the great features and services we offer today plus additional benefits down the road once the transaction is complete. We have high hopes for the benefits we will get by combining Schwab’s options and futures volume with ours. Right now, the things you love won’t change, and as time goes by, we will strive to make things better as we always do.
Q4. Can I still use the optionsXpress web site, Xtend, and OX Mobile to trade?
Absolutely. Not only that, but we have been working on new features for you that will be rolling out soon. Let’s say it again: Schwab wants to offer its customers our award winning technology and trading, so this is a great opportunity to bring more resources to developing more innovative ways to help everyday investors trade. As we finish off details for how we will work together, we will let you know.

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Q5. Who should I call for trading and service support?
Call us, as you always have. We like to hear from you. Remember, nothing much will change until the combination is complete, and then after that we plan on making things even better. As you know, you can always reach us at support@optionsXpress.com, through Live Help, or at (888) 280-8020.
Q6. I already have a Schwab account — how will that account be affected and who should I contact for service?
There will be no changes in how you access your Schwab account for now. You should continue to call your Schwab representative with any questions or requests.
Q7. Is optionsXpress going to continue servicing international customers?
Yes. Not only that, but we will strive to continue to grow our services for international customers. Over the past twelve months we have added products, local exchanges, and new trading technology to our international platforms.
Q8. Can I transfer money to, or from, my Schwab account to my optionsXpress account?
For now, you can use the usual methods of money transfer: ACATs, ACH, checks and wires. Once the transaction is complete we hope to make this even easier.
Q9. What about optionsXpress Holdings other businesses?
optionsXpress is dedicated to all of our customers. So, for BrokersXpress, OEC, and optionsXpress institutional it’s business as usual. Expect all the same things we do now we will continue to do, as the deal progresses we will be talking with you regularly.
Q10. When will the merger happen?
We expect all the transaction will close in the second half of this year, subject of course to optionsXpress Holdings, Inc. stockholder and regulatory approvals, along with customary closing conditions. Until then, optionsXpress and Charles Schwab will continue to separately run their businesses.
Thank you to everyone for making us the success we have become — we look forward to continuing to serve you.

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Options involve risk and are not suitable for all investors. Please read Characteristics and Risks of Standardized Options (PDF) or available by calling 1-888-280-8020 or 312-629-5455.
© 2011 optionsXpress, Inc. Member FINRA, SIPC, CBOE, ISE, ArcaEX, BOX, PHLX, and NFA.
*Barron’s, March 14, 2011, 16th annual survey, Rating Online Brokers. optionsXpress awarded 4.0 stars out of 5 in overall ratings. Overall ratings based on Usability, Trade Experience, Trading Technology, Range of Offerings, Research Amenities, Portfolio Analysis & Report, Customer Service & Access, and Costs. Barron’s is a registered trademark of Dow Jones & Company, Inc. (C) 2011.
American Customer Satisfaction Index, February 2011, Quarterly Index for E-Commerce, ranked Charles Schwab highest in customer satisfaction among online broker. ACSI is a registered trademark of ACSI LLC.
Fortune Magazine, March 21, 2011, World’s Most Admired Companies, ranked Charles Schwab #1 in the industry for innovation, Fortune Magazine is a Time Warner Company. © 2011 Cable News Network.
Additional Information
In connection with the proposed transaction, Schwab will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus for the stockholders of optionsXpress. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction and other relevant documents filed with the SEC when they become available because they will contain important information. Copies of all documents filed with the SEC regarding the proposed transaction may be obtained, free of charge, at the SEC’s web site (http://www.sec.gov). These documents, when available, may also be obtained, free of charge, from Schwab’s web site, www.aboutschwab.com, under the tab “Financials and SEC Filings” or from optionsXpress’ web site, www.optionsXpress.com/investor, under the item “SEC Filings.” Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Schwab’s Annual Report on Form 10-K filed with the SEC on February 25, 2011 and Schwab’s definitive proxy statement filed with the SEC on March 30, 2010. Information about optionsXpress’ executive officers and directors is available in optionsXpress’ definitive proxy statement filed with the SEC on April 15, 2010. This document contains forward-looking statements which involve a number of significant risks and uncertainties.

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